CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

July 24, 2013

By U.S. Mail & Facsimile to (703) 813-6987

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 26, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013

Filed May 7, 2013

File No. 001-11758

Dear Mr. Vaughn:

Morgan Stanley (the “Company”) is pleased to respond to your letter of July 11, 2013 concerning its Form 10-K for the fiscal year ended December 31, 2012 (“2012 Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2013 (“First Quarter Form 10-Q”).

For your convenience, we have restated your comments below.

Form 10-K for the Year Ended December 31, 2012

Item 9 – Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 290

9A – Controls and Procedures, page 290

Comment:

1. We note your responses to comments 2 and 3 of our letter dated May 6, 2013. In light of the multiple significant deficiencies involving multiple accounts and processes, please explain the extent to which you considered whether deficiencies existed in other components of the Committee of Sponsoring Organizations of the Treadway Commission Internal Control Framework (COSO), such as the control environment, information and communication, risk assessment, and monitoring. To the extent any deficiencies existed in these components, please tell us how you evaluated the severity of these deficiencies along with the existing significant deficiencies and other control deficiencies.

Response:

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 and 2011. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (1992), which incorporates the five COSO pillars of Control Environment, Risk Assessment, Control Activities, Information and Communication, and Monitoring1.

The assessments were performed, in large part, utilizing the Company’s program pursuant to Section 404 of the Sarbanes-Oxley Act (“SOX”) that incorporates processes designed to prevent and/or detect control deficiencies impacting internal controls over financial reporting. These processes include: entity level controls; business unit level controls; information technology controls; disclosure controls; detailed independent testing; and active engagement by the Company’s senior management and Audit Committee in control related matters. These processes are designed to enable the Company to identify control deficiencies, assess their actual and potential impact, analyze compensating controls and mitigating factors and enhance the control environment by tactically and strategically mitigating the risks that could lead to the inaccurate preparation of financial statements.

The control environment as established by the Company’s senior management and Board of Directors, influences the overall control consciousness of the Company, and serves as the foundation for the Company’s control framework. That framework, embedded in the Company’s SOX program includes various information and communication features that are designed to ensure that employees understand the importance of internal control and have clear guidance regarding the evaluation and testing of control effectiveness, and information systems incorporate controls that provide assurance that data processing produces reliable information. Specifically, formal control activities are documented in the form of policies, procedures and controls and a signoff/certification by process owners is required under the SOX program. Policies and procedures also include

[1]

See also SEC Release Nos. 33-8810; 34-55929, Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and SEC Release Nos. 33-8238; 34-47986, Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports for a discussion of the COSO internal control framework.

information on implementing controls as part of the overall business process and communication by the Company’s senior management of the importance of a strong internal control environment. Monitoring of control activities is achieved through testing of internal controls over financial reporting by an independent SOX Group (a separate Finance Group reporting through the CFO organization) and Internal Audit. Communications of testing results is made to the Company’s senior management and quarterly updates are provided to the Audit Committee (e.g., scoping, results of testing, analysis of deficiencies, status of remediation of deficiencies, etc.). Risk assessment within the SOX program occurs via identification and documentation of risks and controls by business owners, a top down, risk-based approach to scoping used as the basis for the testing program and evaluation of identified deficiencies in line with the Company’s deficiency risk rating process based on a standardized set of Company-wide criteria. [*]

[*]

Form 10-Q for the quarter ended March 31, 2013

Note 11 – Derivative Instruments and Hedging Activities, page 60

Comment:

2. We note that you presented the disclosures required by paragraphs ASC 210-20-50-3(a) through 50-3(e) by how the derivative is transacted on pages 61-62. Given the magnitude of your gross derivative positions and the significant amount of netting against those positions, please tell us why you elected not to further disaggregate such disclosures by derivative type, similar to Example 3 within ASC 210-20-55-22, and similar to types listed in the table on page 64.

Response:

As indicated on page 61 in the First Quarter Form 10-Q, in connection with its derivative activities, the Company generally enters into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right, in the event of a default by the counterparty (such as bankruptcy or a failure to pay or perform), to net a counterparty’s rights and obligations under the agreement and to liquidate and setoff collateral against any net amount owed by the counterparty. The tables on pages 61-62 in the First Quarter Form 10-Q provide information about the offsetting of derivative instruments and related collateral amounts when there is an enforceable master netting agreement and/or collateral agreement.

Accounting Standards Codification (“ASC”) 210-20-50-2 requires that “an entity shall disclose information to enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on its financial position” and ASC 210-20-55-18 further clarifies that “an entity should present the disclosures in a manner that clearly explains to users of its financial statements the nature of rights of setoff and related arrangements and their effect on the entity’s assets and liabilities.” Counterparty and collateral offsetting is not applied at the individual derivative contract level, rather it is applied across all derivative contracts under a legally enforceable master netting agreement with an individual counterparty. A master netting agreement may include derivatives across multiple risk types and most collateral agreements are based on the net portfolio position for derivatives covered by a master netting agreement. Therefore, it is not possible to allocate counterparty and collateral offsetting benefits by derivative risk type under a single master netting agreement in accordance with the terms of the master netting agreement and collateral agreement. If the tables on pages 61-62 in the First Quarter Form 10-Q were to be disaggregated by risk type, any counterparty or collateral offsetting benefit presented in the table would need to be allocated on a pro-rata basis to the various risk types in cases where a master netting agreement relates to derivative contracts across multiple risk types. Due to the application of an allocation methodology that would be arbitrary and inconsistent with the contractual terms of the master netting agreement and collateral agreement, the Company believes that it would not be useful to present the offsetting amounts in the tables on pages 61-62 in the First Quarter Form 10-Q by risk type and that such presentation would be inconsistent with the requirements of ASC 210-20-50-2 and 210-20-55-18.

Furthermore, the tables on pages 64-65 in the First Quarter Form 10-Q present gross fair values and notionals for derivatives by risk type. The Company will revise its disclosure in the Form 10-Q for the quarterly period ended June 30, 2013 (“Second Quarter Form 10-Q”) filing to include a footnote following the tabular offsetting disclosure that cross-references to the table containing gross fair values and notionals for derivatives by risk type.

Comment:

3. Furthermore, we note that the gross amounts within the tabular presentation disclosed on pages 44 and 61 includes all instruments, irrespective of whether there is a legally enforceable master netting arrangement in place. Given that the scope of the disclosures in ASC 210-20-50-1(d) are only applicable to certain financial instruments that are offset in accordance with ASC 210-20-45 and ASC 815-10-45 and those that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45, please separately quantify the amount of derivatives included within your tabular disclosure that are not subject to an enforceable master netting arrangement. Additionally, please revise your disclosure in future filings to describe any common features or counterparties to these types of derivative contracts where you do not have an “enforceable” master netting arrangement, and clarify whether these derivatives are risk managed any differently than the derivatives that are subject to “enforceable” master netting arrangements.

Response:

ASC 210-20-55-10a states “an entity also may elect to include all recognized derivatives accounted for in accordance with Topic 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowing and securities lending transactions in the scope of paragraph 210-20-50-1 to reconcile to the individual line-item amount(s) presented in the statement of financial position. For instruments not subject to an enforceable master netting arrangement or similar agreement, the amounts disclosed in accordance with paragraph 210-20-50-3(a) would equal the amounts disclosed for those instruments in accordance with both paragraph 210-20-50-3(c) and paragraph 210-20-50-3(e).” In accordance with this paragraph, the

Company elected to include all derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions in the gross amounts presented in the respective tables on pages 44 and 61 in the First Quarter Form 10-Q. For amounts not subject to an enforceable master netting agreement, the amounts disclosed in the ‘Gross Amounts’ column equal the amounts disclosed for those instruments in the ‘Net Amounts Presented in the Condensed Consolidated Statements of Financial Condition’ and ‘Net Exposure’ columns.

For further clarity, beginning with the Second Quarter Form 10-Q filing, the Company will separately quantify and disclose the gross amount of derivatives and securities financing agreements not subject to an enforceable master netting agreement.

As indicated on page 61 in the First Quarter Form 10-Q, the Company generally enters into master netting agreements and collateral agreements with its derivative counterparties; however, in certain circumstances it may not have such arrangements. The Company will enhance its existing disclosure in its Second Quarter Form 10-Q filing to state that in certain circumstances even when a master netting agreement or collateral agreement is in place, the relevant insolvency regime, which is based on the type of entity and the jurisdiction of organization of the counterparty, may not support the legal enforceability of the agreement, or the Company may not have sought legal advice to support the enforceability of the agreement. In cases where the Company has not determined an agreement to be enforceable, the related amounts are not offset in the tabular disclosures. The Company will also clarify that the enforceability of the master netting agreement is taken into account in the Company’s risk management practices and application of counterparty credit limits.

Comment:

4. Furthermore, you indicate in footnote (2) on pages 44 and 61 that amounts offset in the condensed consolidated statements of financial condition relate to master netting arrangements and collateral arrangements. It is not clear how the description in footnote (2) reconciles with its use on the columns titled Financial Instruments Not Offset in the Condensed Consolidated Statements of Financial Condition on page 44 or Financial Instruments Collateral or Other Cash Collateral on page 61. In future filings please separately quantify the amount related to collateral arrangements or revise your footnotes accordingly.

Response:

Amounts disclosed in the column titled ‘Amounts Offset in the Condensed Consolidated Statements of Financial Condition’ represent amounts that have been offset in the condensed consolidated statements of financial condition because they relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default as well as because certain other accounting criteria required by ASC 210-20-45 and ASC 815-10-45, respectively, are met.

Amounts disclosed in the column titled ‘Financial Instruments Not Offset in the Condensed Consolidated Statements of Financial Condition’ on page 44 and the column titled ‘Amounts Not Offset in the Condensed Consolidated Statements of Financial Condition’ on page 61 represent amounts that have not been offset in the condensed consolidated statements of financial condition because, although they relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default, the other accounting criteria required by ASC 210-20-45 and ASC 815-10-45, respectively, have not been met.

Beginning with the Second Quarter Form 10-Q filing, the Company will clarify the descriptions in the relevant footnotes as per the above points.

*    *    *    *    *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at (212) 761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Deputy Chief Financial Officer

cc:	Ruth Porat, Executive Vice President and Chief Financial Officer

Jeffrey M. Kottkamp, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

Yolanda Trotter, Securities and Exchange Commission